ALPHA SECURITY GROUP CORPORATION
328 West 77th Street
New York, New York 100244
March 22, 2007
VIA FACSIMILE (202) 772-9002
Mr. John D. Reynolds
United States Securities and
  Exchange Commission
10 F Street, NE
Washington, D.C. 20549-3651

Re:	Alpha Security Group Corporation Registration
Statement on Form S-1 (File No. 333-127999)
(the “Registration)

Dear Mr. Reynolds:
     The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 a.m. on March 23, 2007, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

John D. Reynolds
March 22, 2007

•	The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALPHA SECURITY GROUP CORPORATION

By:	/s/ Steven M. Wasserman

Name:	Steven M. Wasserman
Title:	Chief Executive Officer and President
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